July 11, 2007

VIA:    USPS AND EDGAR

Adam Langley
Chief Compliance Officer
Aspen Partners, Ltd.
1230 Peachtree Street, N.E.
Suite 1750
Atlanta, GA 30309


Mr. Michael McTiernan,
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4561
Washington, D.C. 20549


Re:	Aspen Diversified Fund LLC
        Form 10/A
        File No. 0-52544
        Filed June 8, 2007


Dear Mr. McTiernan:

     This letter is provided in response to your comment letter of June 18, 2007 (the "Comment Letter"), which we received on June 27, 2007, regarding your review of the Form 10/A for Aspen Diversified Fund LLC (the "Fund"), filed with the Securities and Exchange Commission (the "Commission") on June 8, 2007 (File No. 0-52544) (the "Registration Statement").

     The following responses to the Comment Letter are keyed to correspond to the Comment Letter. The Fund has revised the Form 10/A and has refiled today in accordance with the responses set forth below.

     Capitalized terms used in the responses in this letter and not otherwise defined have the meaning set forth in the Registration Statement.


Exhibit 19

Independent Auditors' Report, page 1

1. RE: Auditing Standards of the reports of the other auditors relied upon by Williams, Benator & Libby, LLP.


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Response:

Williams, Benator & Libby, LLP has revised its audit report to remove any reliance upon the audit reports of auditors of the investment funds. Therefore, all references to reports of other auditors have been removed.


2. RE: Filing of reports of other auditors as a part of the Independent Auditors' Report issued by Williams, Benator & Libby, LLP.

Response:

As noted above, Williams, Benator & Libby, LLP has revised its audit report to remove any reliance upon the audits reports of auditors of the investment funds. Therefore, the principal accountant does not elect to place reliance on the work of the other accounts and does not make reference to that effect in his report.



Note B -- Investments in Investment Funds, page 8

3. RE: Categorization of investments by type, country or geographic region, and industry.

Response:

Note B of the revised Independent Auditors Report includes categorization of investments by type, geographic region and industry.



Exhibit 99

4. RE: Footnote disclosures relevant to interim financial statements as required by Article 10 of Regulation S-X.

Response:

The required footnote disclosures can be found on page 4 of the revised interim financial statements.


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An amended Form 10/A to supersede the previously filed Form 10 and Forms 10/A will be filed via EDGAR on July 11, 2007.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (404) 879-5130 or via email at alangley@aspenpartners.com.


Sincerely,

/s/ Adam Langley

Adam Langley
Chief Compliance Officer

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